TNS House
Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

82-4668

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

6th September 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc.

In accordance with the requirements of rule 12-g3-2b please find enclosed various London Stock Exchange announcements, Annual Returns and notification of the change of particulars for Taylor Nelson Sofres plc and its UK subsidiaries.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Jackie Stevens

Enc.

dlw 9/9

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

18 August 2004

SEC MAIL PROCESSING
RECEIVED
SEP 08 2004
WASH, D.C. 152 SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc: registered number 912624
Form 288c Change of Particulars for director

I enclose form 288c in relation to Dr Neil Cross

Please acknowledge a) safe receipt of the enclosed together with b) confirmation that the same has been successfully accepted for Companies House filing purposes.

Could I ask that you confirm such acknowledgement by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 912624

Company Name in full Taylor Nelson Sofres plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 17 08 2004

Name *Style / Title: Dr *Honours etc:

Forename(s): Neil Earl

Surname: Cross

† Date of Birth (Day Month Year): 17 03 1945

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Taylor Nelson Sofres plc, TNS House, Westgate

Post town: London

County / Region: Postcode: W5 1UA

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 17/8/04

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, Taylor Nelson Sofres plc, TNS House, Westgate

London W5 1UA Tel 020 8967 4655

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

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ompany	Headline	Embargo	Last Update	Add Dist	Replaces
aylor Nelson Sofres PLC	Additional Listing		16:00 29 Jan 04		

ll Announcement Text

---

aylor Nelson Sofres plc
9 January 2004

or immediate release

Taylor Nelson Sofres plc.

aylor Nelson Sofres plc ("TNS") has issued and allotted 435,202 ordinary shares of 5p each (the "Shares").

he Shares were issued to Heylen International Limited ("Heylen") as part consideration for the acquisition of the worldwide ghts to Impsys, a market segmentation and needs analysis tool, previously licensed by NFO from Heylen. Impsys will form art of TNS' core portfolio of business solutions.

he consideration paid on completion was Euro 1.8 million cash. A further contingent consideration of Euro 1 million cash may e payable.

he acquisition formally completed on 29 January 2004. An application has been made to The UK Listing Authority for the hares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings e expected to commence on 30 January 2004.

or further information, please contact:

udith George, Assistant Company Secretary +44 (0) 208 967 4655

ND

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding-Replace		16:35 11 Jun 04		6843Z

Full Announcement Text

The following replaces the Director Shareholding announcement released 11.06.04 at 13.34 under RNS number 6843Z. All references to the percentages of the company's issued share capital have been amended.

All other details remain unchanged, and the full-amended text appears below.

For immediate release **11 June 2004**

Taylor Nelson Sofres plc
Director's share sale

Taylor Nelson Sofres plc (TNS) has been advised that the Chairman, Tony Cowling, yesterday sold 300,000 ordinary shares of 5p each in the company, for 208p per share.

These shares come from beneficial and non-beneficial holdings and represent 0.067 per cent of the company's issued share capital.

This disposal forms part of Mr Cowling's ongoing phased programme of share sales, aimed at decreasing over

time his holding in the company.

His combined remaining beneficial and non-beneficial holding in the company is 1,953,150 shares, representing 0.439 per cent of the company's issued share capital.

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson +44 (0)20 7638 9571

Email to: janis.parks@tns-global.com

Note to editors
About TNS
TNS is one of the world's leading market information groups. We provide market measurement, analysis and insight through our global network of operating companies in 70 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further information on TNS can be found on www.tns-global.com.

diate release **11 June 2004**

Taylor Nelson Sofres plc
Director's share purchase

son Sofres plc (TNS) has been advised that Sharon Studer, non-executive director, today purchased nary shares of 5p each in the company, for 208.5p per share. These shares represent 0.001 per company's issued share capital.

uder's holding in the company is 5,000 shares, representing 0.001 per cent of the company's issued tal.

r information, please contact:

s, Head of Investor Relations +44 (0)20 8967 1584
George, Citigate Dewe Rogerson +44 (0)20 7638 9571

janis.parks@tns-global.com

ditors
S
e of the world's leading market information groups. We provide market measurement, analysis and ough our global network of operating companies in 70 countries. Working with national and multi-rganisations, we help our clients to develop effective business strategies and enhance relationships customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further n on TNS can be found on www.tns-global.com.

---

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ouncement Details

mpany	Headline	Embargo	Last Update	Add Dist	Replaces
or Nelson Sofres PLC	Annual Report and Accounts		16:20 8 Apr 04		

Announcement Text

pril 2004

nual Report and Accounts 2003; Notice of AGM to be held on 12 May 2004

opy of the above document has been submitted to the UK Listing Authority
will shortly be available for inspection at the UK Listing Authority's
cument Viewing Facility, which is situated at:

ancial Services Authority
The North Colonnade
nary Wharf
ndon
4 5HS
. no. (0)20 7676 1000

D

London Stock Exchange

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Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
Taylor Nelson Sofres PLC	Director Shareholding		16:13 31 Mar 04			Submit | Abandon
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03			Submit | Abandon

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RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
151X	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:20 8 Apr 04			Replace
355X	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:36 31 Mar 04			Replace
071W	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 22 Mar 04			Replace

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Companies House
— for the record —

Company Name
SCHEMETYPE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2679478
Information extracted from Companies House records on
26th June 2004

Section 1: Company details

Ref: 2679478/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 6523 Other financial intermediation	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andrew Kenneth BOLAND **Address** 25 Chessfield Park Little Chalfont Amersham Buckinghamshire HP6 6RU **Date of birth** 01/12/1969 **Nationality** British **Occupation** Finance Direct	Name ______________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________ Occupation ______________ Date of change _ _ / _ _ / _ _ _ _ Date Andrew Kenneth BOLAND ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Antony Brian COWLING	Name ______
	Address 4 Links Road Epsom Surrey KT17 3PS	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 02/01/1936	UK Postcode
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth / /
	Occupation Director	Nationality ______ Occupation ______ Date of change / / Date Antony Brian COWLING ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Soutar LOWDEN	Name ______
	Address The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 16/08/1957	UK Postcode
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth / /
	Occupation Accountant	Nationality ______ Occupation ______ Date of change / / Date David Soutar LOWDEN ceased to be director (if applicable) / /

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* Ordinary — *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder** **Name** TAYLOR NELSON SOFRES INTERNATIONAL LTD	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES INTERNATIONAL LTD**
Shares held *Class* Ordinary — *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2679478

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 2079478

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] ~~(Director~~ / Secretary)

Date 10/08/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

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Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Director Shareholding		16:37 30 Apr 04

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		**2.** Name of director MIKE KIRKHAM	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest		**4.** Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) MIKE KIRKHAM	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)		**6.** Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr	
7. Number of shares/amount of stock acquired	**8.** Percentage of issued class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issu
11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company inf
15. Total holding following this notification		**16.** Total percentage holding of issued class following this r	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 30 APRIL 2004	**18.** Period during which or date on which exercisable 1 JULY 2007
19. Total amount paid (if any) for grant of the option NIL	**20.** Description of shares or debentures involved: class, nun 1,848 ORDINARY SHARES, 5 PENCE EACH

204 PENCE PER SHARE	

23. Any additional information GRANT OF SHARE OPTIONS UNDER THE WORLDWIDE EMPLOYEE SHARESAVE PLAN (WESP)	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4. Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issu
11. Class of security	12. Price per share	13. Date of transaction	14. Date company inf

15. Total holding following this notification	16. Total percentage holding of issued class following this r

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 30 APRIL 2004	18. Period during which or date on which exercisable 1 JULY 2009
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, num 5,981 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 164 PENCE PER SHARE	22. Total number of shares or debentures over which option following this notification 1,130,383
23. Any additional information GRANT OF SHARE OPTIONS UNDER THE WORLDWIDE EMPLOYEE SHARESAVE PLAN (WESP)	24. Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 30 APRIL 2004

END

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NS ID	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
1Y	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:37 30 Apr 04			Replace
7Y	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:39 27 Apr 04			Replace
7Y	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:12 26 Apr 04			Replace

Nelson Sofres PLC	Director Shareholding	Released	14:27 15 Apr 04		Replace
Nelson Sofres PLC	Annual Report and Accounts	Released	16:20 8 Apr 04		Replace

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Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Director Shareholding		07:00 9 Mar 04

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		2. Name of director Stephan Buck	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2. above		4. Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) Stephan Buck	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) Stephan Buck		6. Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr PURCHASE OF SHARES IN TAYLOR NELSON SOI	
7. Number of shares/amount of stock acquired 40,000 shares	8. Percentage of issued class 0.01%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issu N/A
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share 219p	13. Date of transaction 8 March 2004	14. Date company info 8 March 2004
15. Total holding following this notification 103,000 shares		16. Total percentage holding of issued class following this r 0.02%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, nun
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which option following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRE' 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 8 March 2004

END

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ompany	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
ylor Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03			Submit | Abandon

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NS

NS o	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
14W	Taylor Nelson Sofres PLC	Director Shareholding		Released	07:00 9 Mar 04			Replace
83V	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:47 27 Feb 04			Replace

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ouncement Details

npany	Headline	Embargo	Last Update	Add Dist	Replaces
or Nelson Sofres PLC	Holding(s) in Company		16:12 26 Apr 04		

Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

relevant boxes should be completed in block capital letters.

	Name of company TAYLOR NELSON SOFRES plc	2.	Name of shareholder having a major interest FMR CORP. & FIDELITY INTERNATIONAL LIMITED
	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them STATE STREET NOMINEES LIMITED 1,325,480 CHASE NOMINEES 7,273,320 STATE STREET NOMINEES 41,500 MELLON BANK 31,200 CHASE NOMINEES LTD 22,500 CHASE NOMINEES LIMITED 4,308.571 CHASE MANHATTAN BANK LONDON 7,472,507 MELLON NOMINEES 612,700 BANK OF NEW YORK EUROPE 478,660

MSS NOMINEES LTD 199,193
CITIBANK 470,052
BANK OF NEW YORK LONDON 569,912
NORTHERN TRUST 271,343
DEUTSCHE BANK 50,200
BANKERS TRUST 133,300
NORTRUST NOMINEES LTD 1,167,757
STATE STREET NOMINEES LTD 1,481,417
RBS TRUST BANK 542,163
MORGAN STANLEY 589,197
NORTHERN TRUST 3,528,452
STATE STREET BANK & TRUST 1,679,817
BANK OF NEW YORK EUROPE 1,523,686
JP MORGAN 938,551
BANK OF NEW YORK, LONDON 8,688,747
CHASE NOMINEES LTD 177,499
CHASE MANHATTAN BANK LONDON 2,385,251
BANK OF NEW YORK BRUSSELS 1,124,635
DEUTSCHE BANK 59,100
CITIBANK 75,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED 578,234

Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed 4,905,482	8. Percentage of issued class 1.103%

Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 22/04/04	11. Date company informed 23/04/04

Total holding following this notification **47,800,844**	13. Total percentage holding of issued class following this notification 10.75%

Any additional information N/A	15. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320

Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

te of notification 26 APRIL 2004

D

status list

TM

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

30 July 2004

Dear Sir/Madam

Company Name	**Registered No.**
TNS (Theta) Limited	**4554166**

I enclose one copy annual report for Media Vision Research Limited for the year ended 31 December 2003.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above document has been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

TNS (Theta) Limited

Report and accounts

for the period 4 October 2002 (Date of Incorporation) to 31 December 2003

Reg No 4554166

TNS (Theta) Limited

Report and accounts

For the period ended 31 December 2003

The directors present their report with the financial statements for the period from 4 October 2002 (date of incorporation) to 31 December 2003.

Principal activities, business review and future developments

The company was dormant throughout the period.

Results and dividends

The company did not trade during the period ended 31 December 2003. Accordingly the profit on ordinary activities before taxation is nil and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend.

Directors and their interests

The directors of the company during the period ended 31 December 2003 were as follows:

Mr EF Hoefling (appointed 4 October 2002)
Mr IJ Portal (appointed 4 October 2002)
Mr PSK Wright (appointed 4 October 2002)

Mr IJ Portal was appointed company secretary on 4 October 2002.

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr IJ Portal holds nil (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for shares in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted	Exercised
EF Hoefling	35,829	-
PSK Wright	25,000	40,000

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the period ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
2004

TNS (Theta) Limited

Balance Sheet

As at 31 December 2003

	Notes	2003
		$
Cash at bank and in hand		1
Net assets		1
Capital and reserves		
Called up share capital	3	1
Equity shareholders' funds		1

For the period ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the period in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial period in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 2004 and were signed on its behalf by:

EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into US dollars at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Called up share capital

	2003
	$
Authorised	
1 ordinary share of $1 each	1
Allotted, called up and fully paid	
1 ordinary share of $1 each	1

4 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres Inc., a company registered in Delaware, USA. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

11 August 2004

Dear Sir/Madam

TNS Media Intelligence Limited reg. no- 540209
Annual return for the period ended 23 July 2004

Teledynamics Limited reg. no – 1839253
Annual return for the period ended 23 July 2004

Schemetype Limited reg. no - 2679478
Annual return for the period ended 23 July 2004

Taylor Nelson AGB Television Limited reg. no – 3229747
Annual return for the period ended 26 July 2004

Please find enclosed completed annual returns (363s) for the above-named companies together with a cheque for £60.00 being the filing fee due for the above companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House

— for the record —

Company Name

TAYLOR NELSON AGB TELEVISION LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3229747

Information extracted from Companies House records on

3rd July 2004

Section 1: Company details

Ref: 3229747/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode __ __ __ __ __ __ __ Date of change __ __ / __ __ / __ __ __ __ Date Ian John PORTAL ceased to be secretary (if applicable) __ __ / __ __ / __ __ __ __
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ______ Occupation ______ Date of change __ __ / __ __ / __ __ __ __ Date Antony Brian COWLING ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Company Number - 3229747 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael Anthony KIRKHAM	Name ______
	Address 37 St James Avenue Hampton Hill Middlesex TW12 1HH	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 19/06/1946	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Market Research	Nationality ______
		Occupation ______
		Date of change __ / __ / ____
		Date Michael Anthony KIRKHAM ceased to be director (if applicable) __ / __ / ____

Company Number - 3229747

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary / *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3229747

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 3229747

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] ~~(Director~~/ Secretary)

Date 10/08/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***26/7/2004***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode W5 1UA

Companies House

— for the record —

Company Name
TNS MEDIA INTELLIGENCE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
540209
Information extracted from Companies House records on 26th June 2004

Section 1: Company details

Ref: 540209/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	At Registered Office	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in*	**SIC Code** **Description** 9305 Other service activities n.e.c. 7487 Other business activities	**SIC CODE** **Description**

Company Number - 540209

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jean Michel PORTIER	Name
	Address 84 Rue De Longchamp Paris 75016 France	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
	Date of birth 02/06/1952	UK Postcode
	Nationality French	Date of birth / /
Particulars of a new Director must be notified on form 288a.	**Occupation** None	Nationality
		Occupation
		Date of change / /
		Date Jean Michel PORTIER ceased to be director (if applicable) / /

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £50,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £50,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 540209

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ______	
Address Westgate London W5 1UP	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TNS UK LIMITED**
Shares held *Class* Ordinary / *Number* 50000	**Shares held** *Class* ______ *Number* ______ ______ ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

Company Number - 540209

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 540209

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 10/08/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bemsand

Telephone number *inc code* 0208 9672230

Address TNS House
Westgate
London

DX number *if applicable* __ __ __ __ __ __

DX exchange ____________

Companies House
— for the record —

Company Name
TELEDYNAMICS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1839253
Information extracted from Companies House records on 26th June 2004

Section 1: Company details

Ref: 1839253/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in*	**SIC Code** **Description** 6411 National post activities	**SIC CODE** **Description**

Company Number - 1839253

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** D	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Company Number - 1839253

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1,183,286	Number of shares issued
	Aggregate Nominal Value of issued shares £1,183,286.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,183,286	Total number of shares issued
	Total Nominal value of shares issued £1,183,286.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 1839253

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES INTERNATIONAL LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 1	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TAYLOR NELSON SOFRES INTERNATIONAL LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary — *Number* 1183285	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* ____ *Number* ____	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* ____ *Number* ____ *Date of transfer* __/__/____

Company Number - 1839253

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 1839253

Companies House — for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 10/08/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bensand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Company Name
THE MBL GROUP LIMITED

AMENDED VERSION

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2077760
Information extracted from Companies House records on
5th December 2003

Section 1: Company details

Ref: 2077760/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~4/5 Bonhill Street~~ ~~London~~ ~~EC2A 4BX~~	Address TNS HOUSE Westgate London UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column.*	**SIC Code** / **Description** 7415 Holding companies incl head offices	**SIC CODE** / **Description**

Company Number - 2077760

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** ~~Robert Douglas MCLAURIN~~ **Address** 17 Clifton Road London N22 7XN	Name Ian John Porter ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 Shakespear Road Harpenden Hertfordshire UK Postcode AL5 5ND Date of change 22/07/2003 Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22/07/2003
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Stephen Michael FACTOR ceased to be director (if applicable) __/__/____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______________________
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth 26/06/1944	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________
	Occupation Market Researcher	Occupation ______________ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2077760

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** NFO UK INC	Name NFO Europe Verwaltungs GmbH.	
Address 2 Pickwick Plaza Suite 400 Greenwich Connecticut United States Of America	Address Landsberger Str. 338 D-80687 Munich Germany UK Postcode	**Shares transferred by** **NFO UK INC**
Shares held *Class* Ordinary — *Number* 100000	**Shares held** *Class* Ordinary — *Number* 100,000	*Class* Ordinary — *Number* 100,000 — *Date of transfer* 02/07/200_

Company Number - 2077760

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdir separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____			

Company Number - 2011700

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 28/07/2004 22/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *31/12/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode: W5 1UA

Companies House
— for the record —

AMENDED VERSION

Company Name
NFO WORLDGROUP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
4122493
Information extracted from Companies House records on
8th November 2003

Section 1: Company details

Ref: 4122493/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a ser address for the beneficiary of a Confidentiality Order granted under section of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a servi address for the beneficiary of a Confidentiality Order granted under section 7 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ______ ☐ Tick this box if this address is a se address for the beneficiary of a Confidentiality Order granted under sectio of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Researcher	Name ______ ☐ Tick this box if this address is a servic address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number 22493 | Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Tick this box if this address is a serv address for the beneficiary of a Confidentiality Order granted under section of the Companies Act 1985. Address UK Postcode
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality
	Occupation Solicitor	Occupation
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sen with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Company Numbe ...22493

Section 4. Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INFRATEST BURKE INTERNATIONAL HOLDINGS GMBH	Name: NFO Europe Verwaltungs GmbH	
Address Landsbergerstrasse 338 D 80687 Munich Germany	Address: Landsberger Str. 338 D-80687 Munich Germany UK Postcode	**Shares transferred by** INFRATEST BURKE INTERNATIONAL HOLDINGS GMBH
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* Ordinary *Number* 1	*Class* Ordinary *Number* 1 *Date of transf* 02/07/20

> Please fill in details of any persons or corporate bodies who are sharel[holders of] the company at the date of this return, but whose details are not printe[d in] Section 4.

> Also, provide the details of any persons who became but have ceased [to be] shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutivel[y ...] form. If a joint shareholder also holds shares in their own right, list that [...] separately.

> Please copy this page if there is not enough space to enter all the comp[any's] other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date o[f] registrat[ion] of trans[fer] (If appropr[iate])
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-dat (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date ~~19/12/200~~ 27/07/2004

This date must not be earlier thar return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 6/12/2003

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this da

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th December 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Docum
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

Companies House
— for the record —

Company Name
WAREBOURNE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
865885
Information extracted from Companies House records on
19th June 2004

Section 1: Company details

Ref: 865885/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Registered Office	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Antony Brian COWLING ceased to be director (if applicable) / /

Section 5: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______
	Nominal value of each share £1.00	Nominal value of each share ______
	Number of shares issued 38,619	Number of shares issued ______
	Aggregate Nominal Value of issued shares £38,619.00	Aggregate Nominal Value of issued shares ______
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 38,619	Total number of shares issued ______
	Total Nominal value of shares issued £38,619.00	Total Nominal value of shares issued ______

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 865885

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** A. COWLING **Address** C/O Taylor Nelson Sofres Group Ltd, A G B House West Gate London W5 1UA **Shares held** *Class* / *Number* Ordinary / 200	Name ____ Address ____ ____ ____ UK Postcode __ __ __ __ __ __ __ **Shares held** *Class* ____ / *Number* ____ ____ / ____	**This shareholder jointly owns this shareholding with the following 1 shareholders** **Shares transferred by** **A. COWLING** *Class* ____ / *Number* ____ / *Date of transfer* __/__/____ ____ / ____ / __/__/____
> **Shareholder Name** TNS UK LIMITED **Address** A G B House West Gate London W5 1UA **Shares held** *Class* / *Number* Ordinary / 200	Name ____ Address ____ ____ ____ UK Postcode __ __ __ __ __ __ __ **Shares held** *Class* ____ / *Number* ____ ____ / ____	**This shareholder jointly owns this shareholding with the previous 1 shareholders** **Shares transferred by** **TNS UK LIMITED** *Class* ____ / *Number* ____ / *Date of transfer* __/__/____ ____ / ____ / __/__/____
> **Shareholder Name** TNS UK LIMITED **Address** A G B House West Gate London W5 1UA **Shares held** *Class* / *Number* Ordinary / 38419	Name ____ Address ____ ____ ____ UK Postcode __ __ __ __ __ __ __ **Shares held** *Class* ____ / *Number* ____ ____ / ____	**Shares transferred by** **TNS UK LIMITED** *Class* ____ / *Number* ____ / *Date of transfer* __/__/____ ____ / ____ / __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 865885

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] ~~(Director~~ / Secretary)

Date 28/07/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *14/7/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 967 2230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 244262

All relevant boxes should be completed in block capital letters.

1. Name of company

TAYLOR NELSON SOFRES plc

2. Name of shareholder having a major interest

FMR CORP. & FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2. NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET NOMINEES LIMITED 1,325,480
CHASE NOMINEES 7,273,320
STATE STREET NOMINEES 41,500
MELLON BANK 31,200
CHASE NOMINEES LTD 22,500
CHASE NOMINEES LIMITED 4,629,412
CHASE MANHATTAN BANK LONDON 7,296,372
MELLON NOMINEES 672,688
BANK OF NEW YORK EUROPE 427,000
MSS NOMINEES LTD 183,100
CITIBANK 447,800
BANK OF NEW YORK LONDON 511,700
NORTHERN TRUST 241,300
DEUTSCHE BANK 50,200
BANKERS TRUST 137,300
NORTRUST NOMINEES LTD 1,137,515
STATE STREET NOMINEES LTD 1,568,478
RBS TRUST BANK 518,635
MORGAN STANLEY 565,071
NORTHERN TRUST 3,558,902
STATE STREET BANK & TRUST 1,691,455
BANK OF NEW YORK EUROPE 1,612,910
JP MORGAN 919,949
BANK OF NEW YORK, LONDON 9,285,069
CHASE NOMINEES LTD 208,399
CHASE MANHATTAN BANK LONDON 2,435,274
BANK OF NEW YORK BRUSSELS 1,114,384
DEUTSCHE BANK 59,100
CITIBANK 75,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED 578,234
MELLON BANK 378,400

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
1,197,703	0.269%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES, 5 PENCE EACH	03/05/04	04/05/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
48,998,547	11.02%

14. Any additional information	15. Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 04 May 2004	

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

5 May 2004

Dear Sir/Madam

The Customer Equity Company Limited Reg. no. 04049251
Form 288b – Resignation of director

Please find enclosed a signed copy of a Form 288b in respect of the resignation of Mr Barry Merret as a Director for the above mentioned company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year
Date of termination of appointment	3 0	0 6	2 0 0 3

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Barry Lee

Surname: Merret

	Day	Month	Year
†Date of Birth	1 7	0 4	1 9 4 5

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 4/5/04

(** ~~serving director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Judith George, TNS, TNS House, Westgate,
London, W5 1UA
Tel +44 (0) 208 967 4655
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

20 July 2004

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose two completed forms of allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2004	30	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	122500	56000	103598
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	136.5 p	86.25 p	38.1696 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: Participant ID 142CN, Designated ESOS member a/c ESOS 20 Moorgate, London, EC2R 6DA UK Postcode: C T 1 4 7 T P	Class of shares allotted: Ordinary	Number allotted: 105,942
Name: Nigel Luker Address: 2 Mareshall Avenue, Warfield, Bracknell, Berkshire, RG42 2QU UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 2,558
Name: HSBC Bank plc Address: Crest ID: BH01, Account number 909780, Swift address MIDLGB22 UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 70,000
Name: See attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 103,598
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 20/7/04

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London

Surname	EmpForename	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5	MatSharesPur	Option price
OL	CLAIRE	68 MARSWORTH AVENUE	PINNER			HA5 4TT	3882	38.1696 p
WN	STEPHANIE ANNE	143 LANCASTER ROAD	NORTHOLT		MIDDLESEX	UB5 4TF	6539	38.1696 p
NABY	JEAN MARGARET	194 MALVERN AVENUE	HARROW		MIDDLESEX	HA2 9HE	2452	38.1696 p
IETT	JANET	38 RIVERVIEW ROAD	EPSOM		SURREY	KT19 0LB	3269	38.1696 p
JRS	AVRIL	6 NORWICH CRESCENT	RAYLEIGH	ESSEX		SS6 9QR	6947	38.1696 p
CE	MARY ELIZABETH	EASTVILLE	LOWER SHELTON ROAD	LOWER SHELTON MARSTON MORETA	BEDS	MK43 0LS	6130	38.1696 p
ENE	DAVID JOHN	25 BRIARWOOD ROAD	STONELEIGH	EPSOM	SURREY	KT17 2LX	5108	38.1696 p
ISON	DAVID GAZELY	ROSEMULLION	6 SEER MEAD	SEER GREEN	BEACONSFIELD	HP9 2QL	6539	38.1696 p
	LESLEY	31 BRADFORD DRIVE	EWELL	EPSOM	SURREY	KT19 0AQ	6539	38.1696 p
SEY	EDWARD	18 NEWCOME ROAD	SHENLEY	RADLETT	HERTFORDSHIRE	WD7 9EJ	1226	38.1696 p
TEL	ANTHONY	22 MANOR VIEW	FINCHLEY	LONDON		N3 2SS	11648	38.1696 p
EAN	SALLY EILEEN ANN	LONGLANDS	RUSHMERE LANE	ORCHARD LEIGH	CHESHAM	HP5 3QY	3882	38.1696 p
EAN	SUSAN	2 FIELDING HOUSE	BENNETT STREET	CHISWICK		W4 2AR	2452	38.1696 p
RSON	ROSEANNA	69 WHITELEY ROAD	NORWOOD	LONDON		SE19 1JU	2452	38.1696 p
LEN	DAVID	COURTS VIEW	BRIGHTON ROAD	TADWORTH		KT20 6UP	5108	38.1696 p
CKBRIDGE	MATTHEW	48 ADELPHI ROAD	EPSOM			KT17 1JB	6539	38.1696 p
EATLEY	MARK ADRIAN	11 GRASSY LANE	MAIDENHEAD	BERKS		SL6 6AU	3269	38.1696 p
ROWS	FRANCIS	8 NORWICH AVENUE	ASHTON-IN-MAKERFIELD	WIGAN	LANCASHIRE	WN4 9HZ	13078	38.1696 p
TRO	ANGIE	47 CONWAY CRESCENT	PERIVALE	GREENFORD	MIDDLESEX	UB6 8HZ	6539	38.1696 p
							103598	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 1	0 6	2 0 0 4	3 0	0 6	2 0 0 4

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2264	1495	5365
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	135 p	114 p	91.50 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached schedule	Class of shares allotted	Number allotted
Address:	Ordinary	5,865
UK Postcode		
Name: Greenwood Nominees	Class of shares allotted	Number allotted
Address: Crest Account 142 GW, Member account NonCFM	Ordinary	3,259
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 20/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London

ENAMES	SURNAME	ADDRESS 1	ADDRESS 2	ADDRESS 3	POST CODE	OPTION PRICE	SHARES
ena	Wilcox	30 Cheyham Way	Cheam	Surrey	SM2 7HX	135 p	2264
stina	Lennon	7 Tara Hill Cresent	Rathfarnham	Dublin 14	Ireland	114 p	708
d	Craig	Chequers, Stratfield Saye	Nr Reading	Berkshire	RG7 2BP	114 p	684
ck	Henehan	7 Herbeton Road	Rialto	Dublin 12	Ireland	114 p	103
ldine	Lee	44 Old Bawn Park	Old Bawn	Dublin 24	Ireland	91.50 p	2106
							5865

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status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		16:54 4 May 04

Full Announcement Text

RNS Number:2787Y
Taylor Nelson Sofres PLC
4 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

TAYLOR NELSON SOFRES PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2 NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

STATE STREET NOMINEES LIMITED	1,325,480
CHASE NOMINEES	7,273,320
STATE STREET NOMINEES	41,500
MELLON BANK	31,200
CHASE NOMINEES LTD	22,500
CHASE NOMINEES LIMITED	4,629,412
CHASE MANHATTAN BANK LONDON	7,296,372
MELLON NOMINEES	672,688
BANK OF NEW YORK EUROPE	427,000
MSS NOMINEES LTD	183,100
CITIBANK	447,800
BANK OF NEW YORK LONDON	511,700
NORTHERN TRUST	241,300
DEUTSCHE BANK	50,200

BANKERS TRUST	137,300
NORTRUST NOMINEES LTD	1,137,515
STATE STREET NOMINEES LTD	1,568,478
RBS TRUST BANK	518,635
MORGAN STANLEY	565,071
NORTHERN TRUST	3,558,902
STATE STREET BANK & TRUST	1,691,455
BANK OF NEW YORK EUROPE	1,612,910
JP MORGAN	919,949
BANK OF NEW YORK, LONDON	9,285,069
CHASE NOMINEES LTD	208,399
CHASE MANHATTAN BANK LONDON	2,435,274
BANK OF NEW YORK BRUSSELS	1,114,384
DEUTSCHE BANK	59,100
CITIBANK	75,900
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	578,234
MELLON BANK	378,400

5) Number of shares/amount of stock acquired.

1,197,703

6) Percentage of issued Class
0.269%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES, 5 PENCE EACH

10) Date of transaction

03/05/04

11) Date company informed

04/05/04

12) Total holding following this notification

48,998,547

13) Total percentage holding of issued class following this notification

11.02%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JUDITH GEORGE
020 897 4655 OR 07734 044320

16) Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY

Date of Notification ..04 MAY 2004......................

END

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Last Refreshed At 16:40 Tue, Apr 27 2004 UK Time

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		16:39 27 Apr 04		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc	2.	Name of director DAVID SOUTAR LOWDEN
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest DAVID SOUTAR LOWDEN		Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

2. ABOVE		EXERCISE OF 100,000 SHARE OPTIONS GRANTED IN MAY 1999 UNDER THE EMPLOYEE BENEFIT TRUST LONG TERM INCENTIVE PLAN AND SUBSEQUENT SALE OF SHARES	
7. Number of shares/amount of stock acquired 100,000	**8.** Percentage of issued class 0.022%	**9.** Number of shares/amount of stock disposed 100,000	**10.** Percentage of issued class 0.022%
11. Class of security ORDINARY SHARES, 5 PENCE EACH	**12.** Price per share 195 pence	**13.** Date of transaction 27 APRIL 2004	**14.** Date company informed 27 APRIL 2004
15. Total holding following this notification 50,000 shares BENEFICIAL		**16.** Total percentage holding of issued class following this notification 0.011%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655 OR 07734 044320; OR SOFIA BERNSAND, SECRETARIAL ASSISTANT 020 8967 2230

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 27 APRIL 2004

END

Page 3 of 3 Page 3 of 3

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status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:01 12 May 04		

Full Announcement Text

BLOCK LISTING SIX-MONTHLY RETURNPRIVATE

AVS No:	338586

PRIVATE 1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 November 2003 to 30 April 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	918,730
5.	Number of shares issued/allotted under	

	scheme during period:	23,173
6.	Balance under scheme not yet issued/allotted at end of period:	895,557
7.	Any other relevant information: e.g. date shares originally listed	

PRIVATE Please confirm total number of shares in issue at the end of the period in order for us to update our records.

444,611,505

at 30 April 2004

PRIVATE Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

rson making return:

ame: Ian Portal

sition: Group Company Secretary

gnature: ____________________

ate: ____________________

BLOCK LISTING SIX-MONTHLY RETURNPRIVATE

AVS No: 952166

PRIVATE 1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 November 2003 to 30 April 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	193,408
5.	Number of shares issued/allotted under scheme during period:	5,043
6.	Balance under scheme not yet issued/allotted at end of period:	188,365
7.	Any other relevant information: e.g. date shares originally listed	

PRIVATE Please confirm total number of shares in issue at the end of the period in order for us to update our records.

444,611,505

at 30 April 2004

PRIVATE Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

son making return:

me: Ian Portal

sition: Group Company Secretary

nature: ____________________

te: ____________________

BLOCK LISTING SIX-MONTHLY RETURNPRIVATE

AVS No: 431577

PRIVATE 1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc **1984** Executive Share Option Scheme Taylor Nelson Sofres plc **1994** Executive Share Option Scheme ; and
3.	Period of return:	1 November 2003 to 30 April 2004
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	3,480,289
5.	Number of shares issued/allotted under	

	scheme during period:	624,249
6.	Balance under scheme not yet issued/allotted at end of period:	2,856,040
7.	Any other relevant information: e.g. date shares originally listed	

PRIVATE Please confirm total number of shares in issue at the end of the period in order for us to update our records.
444,611,505

at 30 April 2004

PRIVATE Contact for queries: Ian Portal
Group Company Secretary
+44 (0)208-967 2196

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

rson making return:

ame: Ian Portal

sition: Group Company Secretary

gnature: ____________________

te: ____________________

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	AGM Resolutions		15:11 12 May 04		

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COMPANIES ACT 1985 TO 1989
COMPANY LIMITED BY SHARES
RESOLUTIONS of TAYLOR NELSON SOFRES plc
REGISTERED NO. 912624 PASSED ON 12 MAY 2004

At the annual general meeting of the company duly convened and held on 12 May 2004 the following resolutions were duly passed in respect to the special business conducted at the meeting.

Ordinary Resolutions

8. To consider and, if thought fit, to pass the following as an ordinary resolution:

That the directors be and are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £8,597,551 provided that this authority shall expire fifteen months from the date of this resolution or at the conclusion of the annual general meeting of the company in 2005, if earlier, but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

Special Resolutions

9. To consider and, if though fit, to pass, the following as a special resolution:

That, subject to the passing of the previous resolution, the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of section 89 of the Act did not apply to any such allotment provided that:

a. allotments of equity securities in connection with a rights issue shall be made in a manner set out in sub-section (1) of the said section 89 but subject to the directors having the right to make such exclusions or other arrangements as they may deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising under the laws of any territory, or the requirements of any recognised regulatory body or any stock exchange; and

b. allotments of equity securities for cash under this authority (otherwise than in pursuance of sub-paragraph (a), above) shall be limited to an aggregate nominal amount of £1,111,150 provided that this authority shall expire at the conclusion of the annual general meeting of the company in 2005, or fifteen months after the passing of this resolution, whichever is the earlier, save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

A reference to allotment of equity securities also includes the allotment of any relevant shares in the company if, immediately before the allotment, the shares were held by the company as treasury shares.

10. To consider and, if though fit, to pass, the following as a special resolution:

That the company is hereby generally and unconditionally authorised for the purpose of section 166 of the Companies Act 1985 (the Act) to make market purchases (within the meaning of section 163 of the Act) on the London Stock Exchange of ordinary shares of 5p each in the capital of the company provided that:

a. the maximum number of ordinary shares hereby authorised to be purchased is 22,223,000 representing 5 per cent of the company's issued ordinary share capital;

b. the minimum price which may be paid for each ordinary share is 5p;

c. the maximum price (exclusive of advance corporation tax and expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for such shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase; and

d. the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the company to be held in 2005 or twelve months from the date of the passing of this resolution, if earlier, save that the company may before the expiry of this authority make a contract or contracts to purchase which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract.

11. To consider and, if thought fit, to pass the following as an ordinary resolution:

That the Employee Stock Purchase Plan (the Plan), the principal terms of which are summarised in the Appendix of the accompanying circular and the plan document which is produced to this meeting and signed for the purposes of identification by the Chairman, be and is hereby approved and the directors may be authorised to do all acts and things which they consider expedient for the purpose of carrying the same into effect.

That the directors be and are hereby authorised to vote and be counted in the quorum on any matter connected with the Plan, notwithstanding that they may be interested in the same (expect that no director may be counted in a quorum or vote in respect of his or her own participation) and the prohibition on voting by interested directors contained in the company's articles of association be and is hereby relaxed accordingly.

12. To consider and, if thought fit, to pass the following as an ordinary resolution:

That in accordance with The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations, effective 1 December 2003, the directors be and are hereby authorised to modify the the Executive Share Option Plan, the Equity Participation Plan and the Worldwide Employee Sharesave Plan to the extent necessary to facilitate the transfer of shares out of Treasury.

;ned ....

Ian Portal, Group Company Secretary
Taylor Nelson Sofres plc
Tel: 0044 (0)208 967 2196

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Taylor Nelson Sofres PLC	Holding(s) in Company		11:36 11 Aug 04		

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Taylor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Limited regarding the notifiable interest of American Express Company and its Group in the ordinary share capital of TNS.

Together they have a notifiable interest in 47,979,265 ordinary shares of 5p each in TNS, representing 10.763% of the total issued share capital of TNS.

Threadneedle is interested in the shares comprised in this notification by virtue of its role as fund manager, and is a subsidiary within the American Express Group

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Taylor Nelson Sofres PLC	Holding(s) in Company		15:49 11 Aug 04		

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Taylor Nelson Sofres plc (TNS) has received notification from Scottish Widows Investment Partnership Group Limited regarding the notifiable interest of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited in the ordinary share capital of TNS.

Together they have a notifiable interest in 13,873,902 ordinary shares of 5p each in TNS, representing 3.112% of the total issued share capital of TNS.

END

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